EXHIBIT 99.1

Brookfield Renewable Announces 2017 Results and 5% Distribution Increase

All amounts in US dollars unless otherwise indicated

BROOKFIELD, News, Feb. 07, 2018 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX:BEP.UN) (NYSE:BEP) (“Brookfield Renewable”) today reported an increase in quarterly distributions and financial results for the three and 12 months ended December 31, 2017.

“In 2017, we delivered strong results to our unitholders, deployed $625 million of equity, adding solar, wind, distributed generation, and storage capacity in our core markets. We also expanded the franchise into key high-growth markets where we should be able to grow over the coming decades; all while maintaining robust liquidity,” said Sachin Shah, CEO of Brookfield Renewable. “Looking ahead, we will continue to execute on our strategy of capital deployment on a value basis, optimizing cash flows, and delivering strong growth through-the-cycle."

“In light of our results, and with the strong growth ahead of us, we are pleased to announce that our board has declared a 5% increase to the quarterly distribution, bringing our annual payout to $1.96 per unit,” added Mr. Shah.

Financial Results

For the periods ended December 31
US$ millions (except per unit or otherwise noted)	Three Months Ended		Twelve Months Ended
Unaudited	2017	2016	2017	2016
Total generation (GWh)
- Actual generation	11,913	8,728	43,385	34,071
- Long-term average generation	12,198	10,319	42,334	38,982
Brookfield Renewable's share
- Actual generation	5,890	4,734	23,968	20,222
- Long-term average generation	6,030	5,739	23,251	22,362
Proportionate Adjusted EBITDA(1)	$295	$189	$1,142	$942
Funds From Operations (FFO)(1)	$143	$54	$581	$419
Per Unit(1)(2)	$0.46	$0.18	$1.90	$1.45

(1)  Non-IFRS measure. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(2)  For the three months and year ended December 31, 2017, weighted average LP Units, Redeemable/Exchangeable partnership units and GP interest totaled 312.6 million and 305.8 million, respectively (2016: 299.1 million and 288.7 million).

Brookfield Renewable reported proportionate Adjusted EBITDA and FFO of $1.14 billion and $581 million respectively for the 12 months ended December 31, 2017 compared to $942 million and $419 million for the same period in 2016. These strong results were supported by the advancement of our organic growth initiatives, improvement in generation levels from our assets, and contributions from new acquisitions.

Proportionate adjusted EBITDA and FFO for the three months ended December 31, 2017 were $295 million and $143 million compared to $189 million and $54 million for the same period in 2016.

Appointment of Wyatt Hartley as Chief Financial Officer

The Board of Brookfield Renewable is pleased to announce the appointment of Wyatt Hartley as Chief Financial Officer, effective immediately. Mr. Hartley, a CPA, joined Brookfield Asset Management in 2010 where he held a series of senior finance positions. Previously, he served as Chief Financial Officer of Brookfield Infrastructure Group’s American operations, and Chief Financial Officer of Acadian Timber Corp, before joining Brookfield Renewable in 2017 as Senior Vice President, Finance.

Mr. Hartley succeeds Nicholas Goodman, who is assuming the role of Group Treasurer for Brookfield Asset Management, and Brookfield Renewable will therefore continue to benefit from his advice and counsel.

Highlights from the Year

We delivered a total return to shareholders of approximately 25%, and FFO per unit growth of 31% in 2017. Highlights from the year include:

  Deploying approximately $625 million of equity from our balance sheet in new transactions and developments, in line with our targets
  Commissioned 75 megawatts of new capacity, while progressing an additional 248 megawatts of construction and advanced stage projects that are expected to enter commercial operations in the next four years
  Added scale solar, wind, storage and distributed generation assets to our portfolio in our core markets in North America, while making small investments in India and China, establishing an operating presence in these markets to support future growth
  Maintained robust liquidity, ending the year with in excess of $1.5 billion of available capital, through accessing multiple sources of liquidity and monetizing select mature assets for value

Operating and Financial Results

Our revenues continue to be largely contracted across the business, with approximately 90% of generation contracted and an average power purchase agreement term of over 15 years. During the year, our hydro assets reported $687 million of FFO supported by generation above long-term average. Generation in North America was particularly strong (7% above average) and we ended the year with reservoirs above long-term average levels. In Brazil, our energy marketing team actively managed our power to protect the business against low hydrology while capturing higher prices. Accordingly, we secured new power purchase agreements for both existing assets and development sites at average prices of R$230 per megawatt-hour. In the fourth quarter, we secured a 30-year power purchase agreement that begins in 2023 at an inflation indexed price of R$221 per megawatt-hour for a new-build 30 megawatt hydro site located in the southeast of the country. We expect to commence construction on this project in 2018. Generation in Colombia was also above average during 2017, and we signed nine power purchase agreements during the year with average term of between five and ten years as we continue to extend duration in that portfolio.

Our wind facilities delivered $105 million of FFO in 2017. Generation in our wind fleet was 9% below the long-term average during the year with much of the shortfall in North America. Our portfolio in Brazil continues to outperform our expectations with capacity factors that regularly exceed 40%. We added further wind assets to the Brazil portfolio during the year through the acquisition of TerraForm Global. In Europe, we continue to build our wind business largely through a development strategy that consistently generates mid-teen returns in a market where operating assets trade at very high multiples. We monetized two wind farms during the year to take advantage of this value differential, repatriating $150 million to our investors in the project ($60 million to BEP) and crystalizing a 35% return on our invested capital.

Our solar portfolio now consists of over 1,000 megawatts of utility-scale solar and 400 megawatts of distributed solar generation. The vast majority of these assets are located in the United States and are supported by high quality, utility grade contracts with an average term of 18 years. These facilities were acquired in the fourth quarter through our Terraform Power and Global acquisitions, and therefore contributed modestly to FFO in 2017, but will have full contributions to 2018.

We also own and operate interests in three pumped storage facilities in the U.S. and U.K. which contributed $17 million to FFO in 2017. Pumped storage is still the only utility-scale storage method for electricity.

Transaction Updates

In the fourth quarter, we and our institutional partners closed the acquisitions of 51% of TerraForm Power and 100% of Terraform Global, which were previously controlled by SunEdison. Combined, these two transactions added 3,600 megawatts of long duration, contracted solar and wind assets to our portfolio. The assets are fully operational and virtually all recently build. The average portfolio age is approximately 5 years. The assets are located primarily in our core markets of the United States, Canada and Brazil while also including small portfolios of operating assets in India and China.

Since our acquisition, we have taken meaningful strides to both strengthen TerraForm Power’s balance sheet and grow the business. Subsequent to close of our transaction TerraForm Power executed a broad refinancing plan by purchasing and re-issuing $1.6 billion of new unsecured and secured bonds. This transaction extended the company’s overall maturity profile to 10 years, greatly improved overall financial flexibility through improved covenants, and reduced annual interest costs by almost $20 million. In early February, TerraForm Power announced a $1.2 billion offer to acquire 100% of Saeta Yield – a 1,028 megawatt European solar and wind portfolio. The transaction is expected to be accretive on day one to existing shareholders and should provide compelling opportunities for follow on investment.

Since closing the acquisition of TerraForm Global, we have begun the process of integrating the assets into our existing operations in Brazil and establishing new offices and advancing growth opportunities in India and China.

Liquidity

Our liquidity position at year end exceeds $1.5 billion. In 2017, we continued to access multiple sources of capital, including through the preferred equity and equity capital markets, and completed several up-financing initiatives. We completed $1.6 billion of project level re-financings, including the issuance of three green bonds for an aggregate value of $1.1 billion.

Distribution Increase and Declaration

The next quarterly distribution in the amount of $0.49 per LP Unit, is payable on March 29, 2018 to unitholders of record as at the close of business on February 28, 2018. This represents an increase of 5% over the prior quarterly distribution of $0.4675 per LP unit. Brookfield Renewable targets a sustainable distribution with increases targeted on average at 5% to 9% annually.

The regular quarterly dividends on Brookfield Renewable’s preferred shares and preferred LP units have also been declared.

Distribution Currency Option

The quarterly distributions payable on the Partnership’s LP Units are declared in U.S. dollars. Unitholders resident in the United States will receive payment in U.S. dollars and unitholders resident in Canada will receive the Canadian dollar equivalent unless they request otherwise. The Canadian dollar equivalent of the quarterly distribution will be based on the Bank of Canada daily average exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada daily average exchange rate of the preceding business day.

Registered unitholders resident in Canada who wish to receive a U.S. dollar distribution and registered unitholders resident in the United States wishing to receive the Canadian dollar distribution equivalent should contact Brookfield Renewable’s transfer agent, Computershare Trust Company of Canada, in writing at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by phone at 1-800-564-6253. Beneficial unitholders (i.e., those holding their units in street name with their brokerage) should contact the broker with whom their units are held.

Distribution Reinvestment Plan

Brookfield Renewable maintains a Distribution Reinvestment Plan (“DRIP”) which allows holders of its LP Units who are resident in Canada to acquire additional LP Units by reinvesting all or a portion of their cash distributions without paying commissions. Information on the DRIP, including details on how to enroll, is available on our website at https://bep.brookfield.com/stock-and-distribution/distributions/drip.

Additional information on Brookfield Renewable’s distributions and preferred share dividends can be found on our website at https://bep.brookfield.com.

Brookfield Renewable Partners

Brookfield Renewable Partners operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals over 16,000 megawatts of installed capacity. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with over $265 billion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports filed with the U.S. Securities and Exchange Commission (“SEC”) and securities regulators in Canada, are available on our website at https://bep.brookfield.com, on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedar.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media:
Claire Holland
(416) 369-8236
claire.holland@brookfield.com

Investors:
Divya Biyani
(416) 369-2616
divya.biyani@brookfieldrenewable.com

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Renewable’s 2017 Year End and Fourth Quarter as well as the Letter to Shareholders and Supplemental Information on Brookfield Renewable’s website at https://bep.brookfield.com.

The conference call can be accessed via webcast on February 7, 2018 at 9:00 a.m. Eastern Time at https://event.on24.com/wcc/r/1585372/4CD577F90661FF12C75B0218A47A8F09 or via teleconference at 1-866-521-4909 toll free in North America. For overseas calls please dial 1-647-427-2311, at approximately 8:50 a.m. Eastern Time. A recording of the teleconference can be accessed through March 10, 2018 at 1-800-585-8367, or from outside Canada & U.S. please call 1-416-621-4642 (Password 2771109#)

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “should”, “could”, “potential”, “tend to”, “target”, “future”, “growth”, “expect”, “believe”, “goal”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the quality of Brookfield Renewable’s and its subsidiaries’ businesses and our expectations regarding future cash flows and distribution growth. They include statements regarding the expected benefit to shareholders of acquisitions, including those made by TerraForm Power, the availability of acquisition opportunities and the timing and progress towards completion of acquisitions. They also include statements regarding the progress towards completion of development projects and the expected contribution of development projects to future cash flows as well as statements regarding the prospects of future growth in new markets. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include economic conditions in the jurisdictions in which we operate; our ability to sell products and services under contract or into merchant energy markets; weather conditions and other factors which may impact generation levels at our facilities; our ability to grow within our current markets or expand into new markets; our ability to complete development and capital projects on time and on budget; our inability to finance our operations or fund future acquisitions due to the status of the capital markets; the ability to effectively source, complete and integrate new acquisitions and to realize the benefits of such acquisitions; health, safety, security or environmental incidents; changes to government regulations; regulatory risks relating to the power markets in which we operate, including relating to the regulation of our assets, licensing and litigation; risks relating to our internal control environment; our lack of control over all of our operations; contract counterparties not fulfilling their obligations; and other risks associated with the construction, development and operation of power generating facilities.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.

Cautionary Statement Regarding Use of Non-IFRS Measures

This news release contains references to Adjusted EBITDA, Funds From Operations (FFO), Adjusted Funds From Operations and Funds From Operations per Unit, which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and Funds From Operations per Unit used by other entities. We believe that these are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. Neither Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations nor Funds From Operations per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Renewable are to Brookfield Renewable Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.

GENERATION AND FINANCIAL REVIEW ON PROPORTIONATE INFORMATION FOR THE THREE MONTHS ENDED DECEMBER 31

The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations(1)
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Hydroelectric
North America	3,076	2,589	3,143	3,142	$217	$162	$144	$91	$100	$47

Colombia	978	924	935	989	51	56	26	28	14	13

Brazil	867	451	978	891	64	46	43	33	33	26
	4,921	3,964	5,056	5,022	332	264	213	152	147	86

Wind
North America	648	404	693	454	53	38	37	29	22	19

Europe	128	149	146	181	12	15	7	8	6	3

Brazil	74	74	82	82	7	5	6	4	5	2
	850	627	921	717	72	58	50	41	33	24

Solar, Storage & Other	119	143	53	-	26	10	22	2	14	(1)

Corporate	-	-	-	-	-	1	10	(6)	(51)	(55)

Total	5,890	4,734	6,030	5,739	$430	$333	$295	$189	$143	$54

(1)  Non-IFRS measures. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.

GENERATION AND FINANCIAL REVIEW ON PROPORTIONATE INFORMATION FOR THE YEAR ENDED DECEMBER 31

The following chart reflects the generation and summary financial figures on a proportionate basis for the year ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations(1)
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Hydroelectric
North America	13,942	11,960	13,059	12,977	$945	$819	$665	$548	$486	$367

Brazil	3,426	3,078	3,874	3,761	243	187	178	130	148	97

Colombia	3,683	2,419	3,488	2,994	191	182	99	88	52	46
	21,051	17,457	20,421	19,732	1,379	1,188	942	766	686	510

Wind
North America	1,765	1,421	2,019	1,780	161	151	119	115	74	74

Europe	490	571	513	605	46	56	26	32	15	18

Brazil	278	266	245	245	26	17	22	13	16	6

	2,533	2,258	2,777	2,630	233	224	167	160	105	98

Solar, Storage & Other	384	507	53	-	67	58	39	31	21	19

Corporate	-	-	-	-	-	1	(6)	(15)	(231)	(208)

Total	23,968	20,222	23,251	22,362	$1,679	$1,471	$1,142	$942	$581	$419

(1)  Non-IFRS measures. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.

The following table reflects information on a proportionate basis for the three months ended December 31, 2017:

										Contribution
	Attributable to Unitholders									from	Attributable
	Hydroelectric			Wind			Solar,	Corporate	Total	equity	to non-
	North			North			Storage and			accounted	controlling
($ MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil	Other			investments	interests	Total
Revenues	217	51	64	53	12	7	26	-	430	(39)	266	657
Other income	-	-	2	-	-	-	6	18	26	(10)	6	22
Direct operating costs	(73)	(25)	(23)	(16)	(5)	(1)	(10)	(8)	(161)	13	(114)	(262)
Share of Adjusted EBITDA from equity accounted investments	-	-	-	-	-	-	-	-	-	36	-	36
Adjusted EBITDA	144	26	43	37	7	6	22	10	295	-	158	453
Management service costs	-	-	-	-	-	-	-	(24)	(24)	-	-	(24)
Interest expense - borrowings	(44)	(10)	(6)	(15)	(1)	(1)	(8)	(23)	(108)	12	(59)	(155)
Current income taxes	-	(2)	(4)	-	-	-	-	-	(6)	-	(6)	(12)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	(7)	(7)	-	-	(7)
Preferred equity	-	-	-	-	-	-	-	(7)	(7)	-	-	(7)
Share of interest and cash taxes from equity accounted investments	-	-	-	-	-	-	-	-	-	(12)	-	(12)
Share of Funds From Operations attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	(93)	(93)
Funds From Operations	100	14	33	22	6	5	14	(51)	143	-	-	143

The following table reflects information on a proportionate basis for the three months ended December 31, 2016:

										Contribution
	Attributable to Unitholders									from	Attributable
	Hydroelectric			Wind			Storage	Corporate	Total	equity	to non-
	North			North			and			accounted	controlling
($ MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil	Other			investments	interests	Total
Revenues	162	56	46	38	15	5	10	1	333	(9)	247	571
Other income	-	-	3	-	-	-	-	1	4	-	5	9
Direct operating costs	(71)	(28)	(16)	(9)	(7)	(1)	(8)	(8)	(148)	5	(115)	(258)
Share of Adjusted EBITDA from equity accounted investments	-	-	-	-	-	-	-	-	-	4	-	4
Adjusted EBITDA	91	28	33	29	8	4	2	(6)	189	-	137	326
Management service costs	-	-	-	-	-	-	-	(16)	(16)	-	-	(16)
Interest expense - borrowings	(44)	(10)	(5)	(10)	(5)	(2)	(3)	(23)	(102)	3	(60)	(159)
Current income taxes	-	(5)	(2)	-	-	-	-	-	(7)	-	(17)	(24)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	(4)	(4)	-	-	(4)
Preferred equity	-	-	-	-	-	-	-	(6)	(6)	-	-	(6)
Share of interest and cash taxes from equity accounted investments	-	-	-	-	-	-	-	-	-	(3)	-	(3)
Share of Funds From Operations attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	(60)	(60)
Funds From Operations	47	13	26	19	3	2	(1)	(55)	54	-	-	54

The following table reflects information on a proportionate basis for the year ended December 31, 2017:

										Contribution
	Attributable to Unitholders									from	Attributable
	Hydroelectric			Wind			Solar,	Corporate	Total	equity	to non-
	North			North			Storage and			accounted	controlling
($ MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil	Other			investments	interests	Total
Revenues	945	191	243	161	46	26	67	-	1,679	(74)	1,020	2,625
Other income	1	2	12	-	-	-	6	19	40	(11)	18	47
Direct operating costs	(281)	(94)	(77)	(42)	(20)	(4)	(34)	(25)	(577)	28	(429)	(978)
Share of Adjusted EBITDA from equity accounted investments	-	-	-	-	-	-	-	-	-	57	-	57
Adjusted EBITDA	665	99	178	119	26	22	39	(6)	1,142	-	609	1,751
Management service costs	-	-	-	-	-	-	-	(82)	(82)	-	-	(82)
Interest expense - borrowings	(180)	(42)	(18)	(45)	(10)	(6)	(17)	(89)	(407)	21	(246)	(632)
Current income taxes	1	(5)	(12)	-	(1)	-	(1)	-	(18)	1	(22)	(39)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	(28)	(28)	-	-	(28)
Preferred equity	-	-	-	-	-	-	-	(26)	(26)	-	-	(26)
Share of interest and cash taxes from equity accounted investments	-	-	-	-	-	-	-	-	-	(22)	-	(22)
Share of Funds From Operations attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	(341)	(341)
Funds From Operations	486	52	148	74	15	16	21	(231)	581	-	-	581
Adjusted sustaining capital expenditures(1)	-	-	-	-	-	-	-	-	(68)	-	-	(68)
Adjusted Funds From Operations	486	52	148	74	15	16	21	(231)	513	-	-	513

(1)  Based on long-term sustaining capital expenditure plans.

The following table reflects information on a proportionate basis for the year ended December 31, 2016:

										Contribution
	Attributable to Unitholders									from	Attributable
	Hydroelectric			Wind			Storage	Corporate	Total	equity	to non-
	North			North			and			accounted	controlling
($ MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil	Other			investments	interests	Total
Revenues	819	182	187	151	56	17	58	1	1,471	(37)	1,018	2,452
Other income	24	3	13	-	-	-	(1)	8	47	-	17	64
Direct operating costs	(295)	(97)	(70)	(36)	(24)	(4)	(26)	(24)	(576)	16	(478)	(1,038)
Share of Adjusted EBITDA from equity accounted investments	-	-	-	-	-	-	-	-	-	21	-	21
Adjusted EBITDA	548	88	130	115	32	13	31	(15)	942	-	557	1,499
Management service costs	-	-	-	-	-	-	-	(62)	(62)	-	-	(62)
Interest expense - borrowings	(177)	(36)	(24)	(41)	(14)	(7)	(12)	(91)	(402)	12	(216)	(606)
Current income taxes	(4)	(6)	(9)	-	-	-	-	-	(19)	-	(25)	(44)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	(15)	(15)	-	-	(15)
Preferred equity	-	-	-	-	-	-	-	(25)	(25)	-	-	(25)
Share of interest and cash taxes from equity accounted investments	-	-	-	-	-	-	-	-	-	(12)	-	(12)
Share of Funds From Operations attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	(316)	(316)
Funds From Operations	367	46	97	74	18	6	19	(208)	419	-	-	419
Adjusted sustaining capital expenditures(1)	-	-	-	-	-	-	-	-	(67)	-	-	(67)
Adjusted Funds From Operations	367	46	97	74	18	6	19	(208)	352	-	-	352

(1)  Based on long-term sustaining capital expenditure plans.